AMERICAS SILVER CORPORATION ANNOUNCES 2015 PRODUCTION AND COSTS,
2016 GUIDANCE AND U.S. $2.9 MILLION CREDIT FACILITY

TORONTO, ONTARIO—February 4, 2016—Americas Silver Corporation (TSX: SPM) (OTCQX: SMNPF) (“Americas Silver” or the “Company”) has agreed in principle to terms for a U.S. $2.9 million subordinated credit facility with its two existing lenders and equity holders. Proceeds will be used for general corporate purposes, and to finance a restructuring and workforce reduction at the Company’s two operating mines and its corporate office. Note: The Company will change its TSX trading symbol from SPM to USA effective February 8, 2016.

Consolidated 2015 Results and 2016 Guidance

Consolidated silver production of 2.65 million silver ounces and 4.87 million silver equivalent ounces1 met guidance for 2015. Silver equivalent production was at an all-time high, despite materially lower base metal prices in the second half of 2015. Silver all-in sustaining costs2 met guidance at $17.16 per ounce, while silver cash costs2 of $12.75 per ounce exceeded guidance by 2.0% . Please see the chart below for details.

	2014 Actual[3]	2015 Guidance	2015 Actual	2016 Guidance
Silver Production	2.80M oz.	2.6-3.0M oz.	2.65M oz.	2.5-3.0M oz.
Silver Equivalent Production	4.37M oz.	4.6-5.2M oz.	4.87M oz.	5.0-5.6M oz.
Silver Cash Costs[2]	$13.83/oz.	$11.50 - 12.50/oz.	$12.75/oz.	$9.00 - $10.00/oz.
Silver All-In Sustaining Costs[2]	$21.15/oz.	$16.50 - 17.50/oz.	$17.16/oz.	$11.75 - $12.75/oz.

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Consolidated production of 2.5 -3.0 million silver ounces and 5.0 -5.6 million silver equivalent ounces is expected in 2016. Silver cash costs are projected to fall approximately 25% year-over-year to between $9.00 -$10.00 per ounce, and silver all-in sustaining cash costs are projected to drop approximately 30% year-over-year to $11.75 -$12.75 per ounce. Additional cost savings are anticipated due to labour reductions at both the Cosalá Operations and Galena Complex, a material increase in lead production at the Galena Complex year-over-year, and a favorable movement in the Mexican peso exchange rate against the U.S. dollar, offset by expected lower base metal prices. Despite using materially lower byproduct metal prices in this year’s guidance, budgeted costs at the Company’s mines have been reduced by approximately 40% on silver cash costs and 60% on silver all-in sustaining cash costs since Q3, 2012 when current management took over.

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1 Silver equivalent figures for 2014 are based on $20.00 per ounce silver, $0.95 per pound lead, $0.90 per pound zinc and $3.00 per pound copper throughout this press release. Silver equivalent figures for 2015 are based on $17.00 per ounce silver, $0.90 per pound lead, $0.95 per pound zinc and $2.90 per pound copper throughout this press release. Silver equivalent figures and silver cost guidance for 2016 are based on $14.50 per ounce silver, $0.80 per pound lead, $0.75 per pound zinc and $2.00 per pound copper.
2 Cash cost per ounce and all in sustaining cost per ounce are non-IFRS financial performance measures with no standardized definition. For further information and detailed reconciliations, please refer to the Company’s 2014 year end and quarterly MD&A.
3 Only production since December 23, 2014 is included for Galena Complex operations. Values for calendar year 2014 are presented for information purposes only.

“Our strategic focus for the last several years has been to lower operating costs and improve productivity at both of our operating mines while transitioning the Galena Complex from silver-copper to silver-lead production,” said Darren Blasutti, President and CEO of Americas Silver Corporation. “We also made substantial capital investments over the last two years, which will allow us to increase our silver-lead resource to a level that should maintain current production rates at Galena for the next 7-9 years. In addition, we had another steady year at the Cosalá Operations and despite falling prices have once again extended the mine life at Neustra Señora. Management will continue to make the changes necessary to respond to the reduction in metal prices.”

New Credit Facility

The Company has agreed in principle to terms under a subordinated secured credit facility (the "New Credit Facility") with its two existing lenders pursuant to which such lenders will advance a further U.S. $2.9 million to the Company. The New Credit Facility is contemplated to have a 12 month term with interest to accrue from closing at 10% per annum payable quarterly in cash or shares (at the option of the lenders at the then market price and subject to TSX approval) with the principal balance due on maturity. The New Credit Facility will be subject to a negotiated inter-creditor agreement between the Company’s existing lenders and rank in priority behind the roughly U.S. $6.1M in senior secured notes and equally with the U.S. $1.0M in junior secured notes. In connection with the New Credit Facility, the Company has agreed, subject to TSX approval, to issue 30,000,000 common share purchase warrants divided between the lenders with a term of 3 years and an exercise price of $0.10 and to adjust the exercise price of the existing 24,321,111 warrants already held by the lenders to $0.10 with all other terms to remain unchanged4. The financing is expected to close shortly, in due course, and is subject to a number of conditions precedent including, but not limited to, satisfactory completion and execution of definitive transaction documents and any required regulatory approvals.

Restructuring and Workforce Reduction

As referenced above, a portion of the proceeds of the debt facility will be used to finance a restructuring and workforce reduction. As part of this initiative Chief Operating Officer Robert Taylor will resign from his role at Americas Silver on February 5, 2016. He will be replaced by Daren Dell, who currently serves as Senior Vice President, Technical Services. In addition, all members of the Company’s Board of Directors have agreed to receive compensation in the form of deferred stock units rather than cash.

“While I deeply regret any job loss that will result from the restructuring and the impact this will have on the employees, given the current state of the resources industry, we have no choice but to do what we can to help preserve the company over the long term,” stated Mr. Blasutti. “On behalf of the Board of Directors, I would like to thank Bob Taylor for his leadership and guidance over the last four years, and for overseeing material cost reductions at both of our operating mines during very difficult times.”

Exploration Update

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4 The warrants held by the current lenders were issued in connection with prior transactions as described in the Company’s press releases dated August 8, 2013, August 28, 2015 and November 12, 2015.

Galena Complex

Exploration activity during Q4 2015 continued to focus on near-term mineable resources and advancing mine operations toward the highest value ore. A total of 1,315 meters of underground drilling were completed at the Galena Complex, bringing year-to-date drilling to 8,223 meters with silver-lead veins in the Upper Country Silver Lead areas further defined and expanded. Data incorporated into the geological model is expected to increase silver-lead resources in the updated resource estimate due in March 2016. In addition to improving the interpretation of the vein system between the 3200 and 3400 levels, silver-lead areas on the 4300 Level were also tested.

Galena Complex – Drilling Highlights
Hole No.	Start (m)	End (m)	Width (m)*	Ag (g/t)	Pb (%)	Vein
3200 Level
32-048	10.5	11.9	1.4	226	5.3	5
	29.0	29.9	0.9	1,508	10.5	6
	2.6	3.5	0.9	176	4.6	3A
32-047	15.1	15.3	0.9	198	8.8	3
	55.0	56.8	1.8	279	13.7	51
32-050	60.3	62.0	1.7	332	15.9	51
	63.0	66.7	3.7	332	17.9	51FW1
3400 Level
34-194	9.1	10.6	1.5	336	13.0	FW1
	23.6	25.6	2.0	233	8.5	FW3
	0.0	1.2	1.2	481	19.2
34-195	7.0	8.7	1.6	494	15.5	FW1
	21.0	23.5	2.4	336	13.9	FW3
4300 Level
43-166	86.0	86.9	0.9	168	9.9	1
43-166	105.5	106.7	1.2	264	17.3	2
43-167	51.1	53.1	2.0	214	7.7	PFZ
43-169	61.0	65.5	4.6	185	7.1	Disseminated

* True width is estimated to be 70 – 100% of intersected width.

Cosalá Operations

In total, 2,465 meters were drilled at the Nuestra Señora mine during the last quarter with the focus on identifying and increasing mineral resources close to existing mine infrastructure. Upper level drilling supported targets identified following a review of historical data. Although production above Level 8 has been relatively low since mining was restarted in 2007 (the mine had been dormant for several years prior to that), opportunities to return to the upper levels have been identified. At depth, drilling on Level 13 extended Main Zone mineralization a further 60 meters to Level 15, and modeling of this resource is underway.

On January 20, 2016 the Company received the final permit required from SEMARANT in order to start construction on the San Rafael project. Results of the Pre-Feasibility Study are expected in Q2, 2016.

Cosalá Operations – Drilling Highlights
Hole No.	Start (m)	End (m)	Width (m)*	Ag (g/t)	Cu (%)	Pb (%)	Zn (%)
Level 3
NS3L15-04	160.15	166.24	6.09	268.1	0.82	0.84	1.47
Level 5
NS5L15-01	373.15	373.77	0.62	205.0	1.58	8.17	11.60
Level 13
NS13L15-77	62.70	63.35	0.65	519.0	1.54	0.91	0.04
	70.25	75.25	5.00	141.0	0.51	0.40	2.87
NS13L15-78	46.55	47.30	0.75	112.0	0.01	0.27	0.32
	66.40	69.80	3.40	89.5	0.41	0.14	0.45
NS13L15-79	0.00	3.00	3.00	255.5	0.04	0.38	0.11
NS13L15-80	69.14	70.60	1.46	298.0	3.01	5.72	4.63
	78.00	79.05	1.05	80.0	0.47	1.26	1.72
NS13L15-81	50.60	53.50	2.90	114.4	0.51	0.22	1.13
	65.80	70.15	4.35	645.9	5.25	2.23	13.08
	75.10	75.50	0.40	739.0	4.60	2.05	2.65
NS13L15-83	76.39	76.81	0.42	519.0	4.55	1.77	1.48
	79.20	79.73	0.53	68.0	0.82	0.11	2.81
NS13L15-84	43.95	47.15	3.20	273.0	1.23	0.89	4.91
	66.10	67.55	1.45	359.0	3.52	1.91	12.20

* True width is estimated to be 60 – 100% of intersected width.

About Americas Silver Corporation

Americas Silver is a silver mining company focused on growth in precious metals from its existing asset base and execution of targeted accretive acquisitions. It owns and operates the Cosalá Operations in Sinaloa, Mexico and the Galena Mine Complex in Idaho, USA.

Mr. Jim Atkinson, Vice-President Exploration and a Qualified Person under Canadian Securities Administrators guidelines, has approved the applicable contents of this news release. For further information please see SEDAR or americassilvercorp.com.

Cautionary Statement on Forward-Looking Information:

This news release contains “forward–looking information” within the meaning of applicable securities laws. Forward–looking information includes, but is not limited to, the Company’s expectations intentions, plans, assumptions and beliefs with respect to, among other things, the Cosalá Complex and Galena Complex as well as the Company’s financing efforts. Often, but not always, forward–looking information can be identified by forward–looking words such as “anticipate”, “believe”, “expect”, “goal”, “plan”, “intend”, “estimate”, “may”, “assume” and “will” or similar words suggesting future outcomes, or other expectations, beliefs, plans, objectives, assumptions, intentions, or statements about future events or performance. Forward–looking information is based on the opinions and estimates of the Company as of the date such information is provided and is subject to known and unknown risks, uncertainties, and other factors that may cause the actual results, level of activity, performance, or achievements of the Company to be materially different from those expressed or implied by such forward looking information. This includes the ability to develop and operate the Cosalá and Galena properties, risks associated with the mining industry such as economic factors (including future commodity prices, currency fluctuations and energy prices), failure of plant, equipment, processes and transportation services to operate as anticipated, environmental risks, government regulation, actual results of current exploration activities, possible variations in ore grade or recovery rates, permitting timelines, capital expenditures, reclamation activities, social and political developments and other risks of the mining industry. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward–looking information, there may be other factors that cause results not to be as anticipated, estimated, or intended. Readers are cautioned not to place undue reliance on such information. By its nature, forward–looking information involves numerous assumptions, inherent risks and uncertainties, both general and specific that contribute to the possibility that the predictions, forecasts, and projections of various future events will not occur. The Company undertakes no obligation to update publicly or otherwise revise any forward–looking information whether as a result of new information, future events or other such factors which affect this information, except as required by law.

For more information:
Darren Blasutti
President and CEO
416-848-9503